[LETTERHEAD OF EILERS, JONES, BROWN & MCLEOD, CPAS, PA]

October 23, 1998

Mr. Stanley H. Van Etten
President
International Heritage, Incorporated
2626 Glenwood Avenue, Suite 200
Raleigh, North Carolina 27608

Dear Mr. Van Etten:

Based on the closing of the Raleigh Flyer's transaction on October 16, 1998, Eilers, Jones, Brown & McLeod, CPA's, PA (the "Firm") is not independent from International Heritage, Incorporated ("IHI"). The reason that we are no longer independent is because the Raleigh Flyers are owned 50% by IHI's President and 50% by the Firm's President. We have enjoyed a very strong and professional relationship and if there is anything we can do to help IHI, please let us know.

Sincerely,

/s/Davin W. Brown

Davin W. Brown, President